October 30, 2008

Mr. Scott V. Schneider
Senior Vice President and Chief Financial Officer
Saul Centers, Inc.
7501 Wisconsin Avenue, Suite 1500
Bethesda, MD 20814-6522

      Re: **Saul Centers, Inc.**
               Form 10-K
               Filed February 28, 2008
               Amendment No. 1 to Proxy Statement on Schedule 14A
               Filed March 26, 2008
               File No. 001-12254

Dear Mr. Schneider:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Tom Kluck
               Legal Branch Chief

cc: Robert P. Sherley, Esq.
       Pillsbury Winthrop Shaw Pittman LLP
       Via facsimile (202) 663-8007